Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
Audit Committee, Board of Directors and Stockholders
Home BancShares, Inc.
Conway, Arkansas
We consent to the incorporation by reference in the registration statements of Home BancShares, Inc. on Forms S-8 of our report dated March 2, 2009, on our audit of the consolidated balance sheets of Home BancShares, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, which report is included in the December 31, 2008; annual report on Form 10-K of Home BancShares, Inc. We also consent to the incorporation by reference of our report dated March 2, 2009, on the effectiveness of internal control over financial reporting of Home BancShares, Inc. as of December 31, 2008, which report is included in the annual report on Form 10-K of Home BancShares, Inc.
/s/ BKD, LLP
Little Rock, Arkansas
March 2, 2009